Room 4561

March 16, 2007

John Coogan
Chief Financial Officer
Brightstar Information Technology Group, Inc.
6160 Stoneridge Mall Road, Suite 250
Pleasanton, CA 94588

      Re: **Brightstar Information Technology Group, Inc.**
               Item 4.01 Form 8-K
               Filed March 13, 2007
               File No. 000-23889

Dear Mr. Coogan:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. In this regard, it is not clear whether the your former accountant was provided a copy of this Form 8-K prior to your filing of this Form 8-K with the Commission or whether you requested your former accountant to furnish a letter addressed to the Commission stating whether it agrees or disagrees with the statements made in this Form 8-K. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16. Refer to Item 304(a)(3) of Regulation S-B.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant